ALTAI RESOURCES INC.

111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: altai@arex.com • Internet: http://www.altairesources.com

June 22, 2004

By Mail

04035448

SUPPL

Corporate Finance
TSX Venture Exchange
The Exchange Tower, 3rd Floor,
2 First Canadian Place,
Toronto, Ontario, M5X 1J2

Attn: Ms. Jasmine Handanovic, Analyst, Corporate Finance

Dear Ms. Handanovic:

Re: Altai Resources Inc. ("Altai") – New Directors and Incentive Stock Options

A. New Directors

Please be informed that at the annual and special meeting of the Shareholders of Altai Resources Inc. held on June 18, 2004, the following new directors have been elected to the Board of the Company:-

1. Mr. Rejean Paul – Mr. Paul has submitted his original Personal Information Form to TSX Venture Exchange Montreal Office in April 2004 as required by that office in relation to the Asset Purchase Agreement between Altai, Petro St. Pierre Inc. (which is the joint venture partner of Altai in the Lac St. Pierre gas property) and Bolcar Energie Inc., a capital pool company based in Montreal as submitted to TSX Montreal Office by Bolcar. Mr. Paul is the President of Petro St. Pierre Inc. I understand that his PIF has not yet been approved. As such, unless you require an original PIF from him in your consideration of him as a director of Altai, I am forwarding herewith a copy of his above said PIF for your information and record.

2. Mr. William Denning – an original copy of his Personal Information Form is enclosed herewith for your consideration of him as a director of Altai.

Grateful if you would inform us when TSX Venture approves their directorship with Altai.

With effect from June 18, 2004 at the annual and special meeting of the Shareholders of the Company, the following two persons ceased to be directors of Altai:-

1. Maria Pui-Ching Au
2. Michael Hitch

dlw 7/14

B. Incentive Stock Options

Please be informed of the following exercise, expiry/cancellation and grant of stock options:-

1. Exercise of Stock Option

On June 15, 2004, Niyazi Kacira, President and Director of Altai, has exercised stock option of 90,000 shares at exercise price of $0.10 per share.